Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

February 13, 2014

ELECTRONIC FILING

Ms. Caroline Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: American Energy Capital Partners, LP (the “Partnership”)

File No. 333-192852

Dear Ms. Kim:

This letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made in your letter dated January 10, 2014 regarding the above-referenced application for registration of securities. For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Partnership and its General Partner, American Energy Capital Partners GP, LLC to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Additionally, Pre-Effective Amendment No. 1 (“Amendment No. 1”) was filed by the Partnership today with the Commission. Accordingly, references to the prospectus in the responses in this letter are references to the prospectus included in the Amendment.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please be advised that written communications or research reports of the type described above have yet to be prepared. If and when such written communications and research reports are prepared, the Partnership will supplementally provide copies thereof to the Staff.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

2.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

The Partnership acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Partnership has not yet prepared sales materials for use in connection with the offering. The Partnership will submit all sales materials proposed to be transmitted to prospective investors, or intended for broker-dealer use only, to the Staff prior to use.

3.	We note that Mr. Aubrey McClendon of your Manager is also affiliated with American Energy Partners, LP. Please revise your filing to the extent this entity is affiliated with you given the similar name.

Despite the presence of “American Energy” in both the Partnership’s and Manager’s corporate names, the Manager is not an affiliate of the Partnership; that is, the Manager does not control, nor is it controlled by, the Partnership or the general partner. The Manager does not own any equity interest in the Partnership or its general partner and does not have the right to vote on the removal or replacement of the general partner. Please see the language inserted on pages 10, 33, 86 and 103 of Amendment No. 1 stating that the Manager is not an affiliate of the Partnership or its general partner.

4.	We note recent media reports of legal proceedings related to the use of the name, “American Energy.” To the extent material, please revise your filing to address such proceedings.

The Partnership has included a description of the legal proceedings related to the use of the name “American Energy” on page 157 of Amendment No. 1.

Prospectus Summary, page 9

Management Agreement, page 10

5.	Expand the disclosure of the Manager to indicate that was formed in July 2013 and that Aubrey K. McClendon is its sole member.

Please see the language inserted in response to this comment under the caption “Prospectus Summary – Management Agreement” on page 10 of Amendment No. 1 and under the caption “Summary of the Management Services Agreement – AECP Management, LLC” on page 103 of Amendment No. 1.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

Borrowing Policy, page 14

6.	Tell us the whether you have begun discussions or made application for a revolving credit facility.

The Partnership has not yet begun discussions or made application for a revolving credit facility, but it anticipates that it will do so soon. In this regard, please see the response to comment #16 below.

Distributions, page 14

7.	You indicate that “all or part of the distributions during the early months of our operations may be considered a return of capital.” However disclosure elsewhere indicates that all distributions up to the amount of the investor’s capital contributions will return of capital. Given you intend to make distributions at a 6% annual rate and that distributions may commence before you have acquired properties, clarify your disclosure here that limits the time period to the “early months” of operations and suggests that some of the distribution may be other than a return of capital.

The disclosure has been revised on page 14 of Amendment No. 1 to provide that “All of the distributions you receive from us will be considered a return of capital until you receive 100% of your investment in our Units.” Also, conforming changes have been made elsewhere in Amendment No. 1.

Sale of Properties or Listing of the Common Units, page 15

8.	Indicate whether the limited partners will have the right to vote on either selling the properties or listing on a national securities exchange.

The requested disclosure has been provided on pages 15 and 117 of Amendment No. 1.

The Offering, page 16

9.	Provide disclosure that while the general partner and its affiliates may purchase units at a discounted price, it does not anticipate that it will purchase any units.

Disclosure has been provided on page 17 and elsewhere in the prospectus noting that the general partner and its affiliates may purchase common units at a discounted price, any common units they purchase will be applied towards the number of units necessary to cause the Partnership to receive the minimum required amount of subscription proceeds and the general partner will pay not less than $50,000.00 in cash to purchase common units on or before the initial closing date.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

General Partner Contribution, page 17

10.	Explain why the fact that the general partner is “electing to receive a subordinated interest in Partnership distributions” results in its making only a “nominal capital contribution.” Quantify the “nominal” distribution.

The disclosure has been revised on page 17 of Amendment No. 1 to remove the implication that there is a cause and effect between the general partner’s subordinated interest and the amount of its capital contribution. Additionally, the amount of the general partner’s capital contribution has been quantified.

Conflicts of Interest, page 20

11.	Expand this section to indicate that the general partner and Manager may sell leases to the Partnership in addition to fees that they earn for the Partnership making that acquisition.

The newly formed general partner has no lease inventory and does not anticipate transferring any oil and gas properties to the Partnership. Additionally, the general partner does not receive an acquisition fee from the Partnership even if a property is acquired by the Partnership from the general partner or its affiliates. As discussed in the first paragraph on page 19 of Amendment No. 1, only the Manager receives an acquisition fee. With respect to the Manager, please see the language inserted in the last full paragraph on page 20, in the last paragraph on page 34 that carries over to page 35, and in the first full paragraph on page 62 of Amendment No. 1 stating that the Partnership may acquire oil and gas properties from affiliates of the Manager and the Manager would earn an acquisition fee in respect of any such acquisition. Also, as stated in the additional language and consistent with the revised version of the Management Services Agreement filed as Exhibit 10.2 of Amendment No. 1, any such sale by an affiliate of the Manager would be at the lesser of the affiliate’s cost or fair market value. In addition, we have clarified in various locations in Amendment No. 1 that the business of the Manager will be limited to serving as the manager pursuant to the Management Agreement and in a similar capacity to other oil and gas partnerships or other entities that may be formed by or affiliated with AR Capital LLC, or ARC.

12. Provide a cross-reference to more detailed disclosure of the conflicts of interest.

The requested cross-reference has been provided on page 21 of the prospectus.

Listing of the common units, page 21

13.	You indicate that the common units “have been approved for quotation or trading on a national securities exchange.” That appears in conflict with the later statement “[i]n order to be approved for listing” which suggests that they have yet not been approved. Please advise or revise.

The disclosure on page 22 has been revised to indicate that the common units have “not” been approved for quotation or trading on a national securities exchange.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

Risk Factors, page 22

Our Partnership Agreement limits our general partner’s fiduciary duties…, page 26

14.	We note disclosure on pages 56 and 57 that the general partner will need to “exercise the standard of a prudent operator.” Expand this section to address that disclosure and the differences between a fiduciary duties and being a prudent operator.

In response to this comment, please see the language inserted on pages 58 and 59 of Amendment No. 1 under the “Farmout” subheading that describes the “prudent operator” standard applicable to the general partner’s performance and the difference between the prudent operator standard and the fiduciary duty standard applicable to the general partner under other circumstances.

Compensation, page 62

15.	We note that you intend to use a portion of the proceeds from this offering to acquire prospects and properties. Please tell us how you considered providing disclosure of acquisition fees and expenses based on the amount of offering proceeds management intends to use for acquisitions.

An example that quantifies the estimated acquisition fees and expenses if the minimum or the maximum offering proceeds are received has been added on page 65 of Amendment No. 1.

16.	We note that you expect to receive a term sheet or commitment for a revolving credit facility with a financial institution prior to commencing this offering. Please tell us how you considered providing disclosure regarding the financing coordination fee associated with this revolving credit facility.

This disclosure has been revised to be consistent with the other disclosures in the prospectus that the Partnership expects to receive a term sheet or commitment for a revolving credit facility with a financial institution “following the initial closing in this offering.” Also, additional disclosure regarding the financing coordination fee associated with the revolving credit facility has been added on page 69 of Amendment No. 1.

Programs of Our Sponsor, page 72

17. Provide a cross-reference to the Prior Performance Tables under Appendix A.

The requested cross-reference has been added to page 85 of Amendment No. 1.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

Proposed Activities, page 91

18.	Please expand your disclosures to clarify whether the general partner would consider acquiring properties from the Manager, and if so, whether such transactions would be at arm’s length. In that regard, we note your conflicts with Manager discussion at page 59 and statement at page 63 that the Manager will be entitled to an acquisition fee equal to 2% of the contract price for each property acquired.

Disclosure concerning the partnership’s possible acquisition of oil and gas properties from affiliates of the Manager at the lower of cost or fair market value has been added to the “Oil and Gas Properties” subheading on page 98 of Amendment No. 1, with a cross-reference to “Compensation” and “Conflicts of Interest – Conflicts with the Manager” on page 99. Conforming disclosure has been added elsewhere in the prospectus.

19.	We note that you state, at page 91, that you have not identified any oil and gas properties you will acquire at this time. However, to the extent material, please describe any actions taken towards acquisition of a target asset such as targeting specific areas that are located onshore in the United States. In that regard, we note your disclosures regarding hydraulic fracturing.

At this time, the Partnership has not targeted any specific areas in which it intends to identify oil and gas properties for acquisition. As disclosed in the risk factor captioned “Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays,” hydraulic fracturing is a common practice in many different areas. For example, hydraulic fracturing is used in the Mississippi Shale in Oklahoma, the Bakken in North Dakota, the Eagle Ford in Texas and the Marcellus Shale in Pennsylvania and West Virginia. Thus, the disclosure regarding hydraulic fracturing should not be viewed as an indication that any specific areas have been targeted by the Partnership for acquisition.

Capital Contributions and Distributions, page 107

Offering and Organization Costs, page 107

20. For clarity, please revise to disclose the offering and organization costs in tabular format.

A table disclosing the offering and organization costs has been added to page 116 of Amendment No. 1.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

Distributions, page 108

21.	Given that your Partnership Agreement does not require regular monthly or quarterly distributions, please expand your disclosures to clarify how the general partner will determine whether to provide either of the two types of targeted distributions or not make any distributions at all.

The disclosure beginning on page 116 of Amendment No. 1 under the subheading “Distributions” has been revised to clarify the factors that will be considered by the general partner in deciding whether to provide the targeted distributions or not make any distributions at all.

Exhibits

22.	We note that some of your exhibits were electronically submitted in an un-searchable 13.format. Please amend your filing to resubmit each such exhibit in a text searchable format. Please refer to Section 5.2 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 25 (September 2013). See also Item 301 of Regulation S-T.

The cited materials have been reviewed. Following discussions with EDGAR Filer Support and the financial printer, the Partnership believes that all exhibits that were previously filed in an unsearchable format have been refiled with Amendment No. 1 in an acceptable format.

23.	We note that you filed the Form of Management Services Agreement as Exhibit 10.2, but did not file all of the exhibits to such agreement. Please re-file such agreement to include all exhibits, or tell us why you do not believe you are required to file all such exhibits. Please refer to Item 601(b)(10) of Regulation S-K. Also, we note that the agreement appears to include an Exhibit E, which is not referenced in the Table of Contents.

The Partnership anticipates that the Management Services Agreement will not be executed before the initial closing date in the offering. Exhibit B – Insurance and Exhibit D – Operating Agreement were not filed with the Form of Management Services Agreement included as Exhibit 10.2 in Amendment No. 1, because those exhibits cannot be completed until the Management Services Agreement is executed and the Partnership’s initial oil and gas properties have been identified for acquisition. Also, Exhibit E is not an exhibit to the Form of Management Services Agreement and has been removed from Amendment No. 1.

Kunzman & Bollinger, Inc.

Division of Corporation Finance
February 13, 2014

Also, revisions have been made in Amendment No. 1 to clarify or conform the disclosure or to comply with changes requested by state securities administrators. Please contact the undersigned if you have any further questions or comments.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/Gerald A. Bollinger

Gerald A. Bollinger

cc: Mr. Joshua E. Levit